SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2014

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Letter to inform that the shareholder Anses has notified the decision of exercising his cumulative voting.

Buenos Aires, March 26, 2014

Securities and Exchange Commission

Dear Sirs:

REF: Regular and Special Shareholder´s Meeting – April 10, 2014

This letter is to inform you that the Shareholder, ANSES, has notified the decision of exercising his cumulative voting for the articles 263 and 289 of the 19550 Law, for the election of Directors and Trustees. It is important to mention, that this appointment will be considered in the points 7 and 8 of the Agenda of the Regular and Special Shareholder´s meeting to be held on April 10, 2014.

BBVA BANCO FRANCÉS S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: March 27, 2014	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer